October 18, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jessica Dickerson, Staff Attorney
Era Anagnosti, Staff Attorney

Re:	GreenHunter Energy, Inc.
Registration Statement on Form S-3/A
Filed October 4, 2012
File No. 333-183292

Dear Ms. Dickerson:

On behalf of GreenHunter Energy, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments made by the letter dated October 15, 2012 (the “Comment Letter”) in connection with the filing of the Company’s Registration Statement on Form S-3/A, filed on October 4, 2012 (Registration No. 333-183292) (the “Form S-3/A”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Base Prospectus

General

1. We note your response to comment one of our letter dated October 1, 2012, including your statement that you “will amend the S-3 to exclude the condensed consolidating guarantor financial information.” Please note that to the extent that you will continue to include the guarantees of debt securities in the registration statement and list the subsidiary guarantors as co-issuers, security offerings by such majority-owned subsidiaries may be registered on Form S-3 to the extent that they comply with one of the requirements of General Instruction I.C of Form S-3. In this regard, we note in particular the General Instruction I.C.4 and Note to General Instruction I.C, which states, among other things, that with regard to paragraphs I.C.3, I.C.4 and I.C.5, the guarantor is the issuer of a separate security consisting of the guarantee. Therefore, based on the facts presented, it appears that the registration statement must be in compliance with Rule 3-10 of Regulation S-X at the time of effectiveness. Please advise, or amend your registration statement accordingly.

Company Response: The Company acknowledges the Staff’s comment and due to the unlikelihood that the Company will ever need the opportunity to issue public debt securities under the S-3, the Company has decided to remove from registration any debt securities. Therefore, there is no need to include the condensed consolidating guarantor financial information of the subsidiary guarantors. The Company has amended the registration statement to remove all appropriate references to the subsidiary guarantors and the debt securities.

1048 TEXAN TRAIL ¿ GRAPEVINE, TX 76051¿ OFFICE 972-410-1044 ¿ FAX 972-410-1066

Exhibit 5.1

2. Please have counsel revise the first paragraph of its opinion to state that the 512,485 shares of 10% Series C Cumulative Preferred Stock covered by the sales agreement prospectus are convertible into 5,187,096 shares of common stock, rather than 14,315,193 shares of your common stock. We note disclosure on the cover page of the sales agreement prospectus.

Company Response: The Company acknowledges the Staff’s comment and counsel has corrected the referenced portion of its opinion.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (463) 293-2641.

Sincerely,

GreenHunter Energy, Inc.

/s/ Morgan F. Johnston

Morgan F. Johnston

Senior Vice President, General Counsel, and Secretary